                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 7)*

                                  Advanta Corp.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                    007942105
                                   (CUSIP NO.)

                                December 31, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

     [X]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

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*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 007942105

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1.   Name of Reporting Person:
     Advanta Corp. Employee Stock Ownership Plan
     I.R.S. Identification No. of Above Person: 23-2976471
--------------------------------------------------------------------------------
2.   Check the appropriate box if a Member of a Group*
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC use only
--------------------------------------------------------------------------------
4.   Citizenship or place of organization
     Delaware
--------------------------------------------------------------------------------
               5.  Sole Voting Power
                   765,518
  Number of    -----------------------------------------------------------------
   Shares      6.  Shared Voting Power
Beneficially       175,298
  Owned by     -----------------------------------------------------------------
    Each       7.  Sole Dispositive Power
  Reporting        940,816
   Person      -----------------------------------------------------------------
    With       8.  Shared Dispositive Power
                   -0-
--------------------------------------------------------------------------------
9.   Aggregate amount beneficially owned by each reporting person:
     940,816
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10.  Check box if the aggregate amount in row (9) excludes certain shares*   [ ]
--------------------------------------------------------------------------------
11.  Percent of class represented by amount in row (9) 9.79%
--------------------------------------------------------------------------------
12.  Type of reporting person*
     EP
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 007942105

Item 1(a).   Name of Issuer:

                Advanta Corp.

Item 1(b).   Address of Issuer's Principal Executive Offices:

                P.O. Box 844
                Welsh & McKean Roads
                Spring House, PA 19477

Item 2(a).   Name of Person Filing:

                Advanta Corp. Employee Stock Ownership Plan

Item 2(b).   Address of Principal Business Office or, if none, Residence:

                Same as Item 1(b)

Item 2(c).   Citizenship:

                Delaware

Item 2(d).   Title of Class of Securities:

                Class A Common Stock

Item 2(e).   Cusip Number:

                007942105

Item 3. If this Statement Is Filed Pursuant to Rules 13d-1(b) or 13d-2(b), check whether the Person filing is a:

             (a) [ ] Broker or dealer registered under Section 15 of the Act.

             (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

             (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                     Exchange Act.

             (d) [ ] Investment Company registered under Section 8 of the
                     Investment Company Act.

             (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)
                     (ii)(E);

             (f) [X] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

             (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);


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CUSIP NO. 007942105

             (h) [ ] A savings association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act;

             (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

             (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.      Ownership.

             (a)  Amount beneficially owned: 940,816

             (b)  Percent of Class: 9.79%

             (c)  Number of shares as to which such person has:

                  (i)     Sole power to vote or to direct the vote: 765,518

                  (ii)    Shared power to vote or to direct the vote: 175,298

                  (iii)   Sole power to dispose or to direct the disposition of:
                          940,816

                  (iv) Shared power to dispose or to direct the disposition of: -0-

Item 5.      Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts. Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash, are, at the direction of the Plan Administrator, either (i) credited to the respective individual accounts, or (ii) used to pay principal and interest on outstanding indebtedness incurred by the reporting person to acquire Common Stock.

Item 7. Identification And Classification of The Subsidiary Which Acquired The Security Being Reported on by The Parent Holding Company or Control Person.

             Not Applicable.


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CUSIP NO. 007942105

Item 8.      Identification And Classification of Members of The Group.

             Not Applicable.

Item 9.      Notice of Dissolution of Group.

             Not Applicable.

Item 10.     Certification.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, in my capacity as a trustee of the Plan, I certify that the information set forth in this statement is true, complete and correct.

ADVANTA CORP. EMPLOYEE STOCK OWNERSHIP PLAN


By: /s/ Dennis Alter                    February 13, 2006
    ---------------------------------   (Date)
    Dennis Alter
    Trustee


By: /s/ William A. Rosoff               February 13, 2006
    ---------------------------------   (Date)
    William A. Rosoff
    Trustee


By: /s/ Olaf Olafsson                   February 13, 2006
    ---------------------------------   (Date)
    Olaf Olafsson
    Trustee


By: /s/ Michael Stolper                 February 13, 2006
    ---------------------------------   (Date)
    Michael Stolper
    Trustee


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